SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of April 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.   Press Release dated April 4, 2006

2.   Press Release dated April 20, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: April 28, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Introduces Industry’s Most Powerful and Lowest Priced
flexComm Waveform Design Studio
Platform offers turnkey solution with hardware, software and all the industrial strength development tools necessary for advanced waveform design
Burnaby, B.C., Canada — April 4, 2006 — Spectrum Signal Processing Inc. today announced the flexComm™ Waveform Design Studio™, a fully integrated commercial-off-the-shelf platform for waveform designers. The flexComm Waveform Design Studio provides the industry’s lowest price “IF to Ethernet” solution with a complete run-time software stack, a full suite of development tools and all corresponding licenses. This software stack includes a Software Communications Architecture (SCA) Core Framework and Zeligsoft Software’s powerful SCA development tools. The stack also includes Microsoft® Windows® XP, a CORBA object request broker and Spectrum’s quicComm™ software development kit and SCA board support package.
“The flexComm Waveform Design Studio is a low price productivity tool to accelerate development by equipping each designer on the project team with their own personal black-side environment,” said Mark Briggs, Spectrum’s Vice President of Marketing. “The flexComm Waveform Design Studio simplifies the supply chain by integrating all the necessary waveform design elements into one box. This turnkey solution includes hardware, software, software licenses, development tools, system examples and source code for a sample application so work can begin immediately.” He adds, “This single reconfigurable software defined radio platform supports the development of both narrowband and wideband waveforms and is ideal for individual waveform developers who must later port their waveforms to deployable platforms, such as Spectrum’s SDR-3000 and SDR-4000.”
The flexComm Waveform Design Studio system is based upon Spectrum’s flexComm family of processing and analog-to-digital/digital-to-analog converter modules. The system incorporates a single Xilinx® Virtex-4™ field programmable gate array and multiple Texas Instruments’ TMS320C6416™ digital signal processing devices all interconnected through high performance communications fabrics integrated into an Intel® Xeon™ workstation. The flexComm Waveform Design Studio supports two receive and two transmit channels at industry standard 10.7, 21.4 and 70 MHz IF with bandwidths in excess of 30 MHz. It also supports “RF to Ethernet” for HF and VHF frequency bands.
The system includes all software application libraries, an operating system and Harris Corporation’s SCA Core Framework along with Zeligsoft development tools providing a complete SCA development environment with code generation capability. The flexComm Waveform Design Studio also includes source code for a sample application illustrating a complete transmit and receive data flow from the RF/IF digital up and down conversion through Ethernet.
The flexComm Waveform Design Studio is available now and priced at $62,900 in North America and $69,900 internationally. Additional product information can be found at http://www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm, quicComm and Waveform Design Studio are trademarks of Spectrum Signal Processing Inc. Microsoft and Windows are registered trademarks of Microsoft Corp. Xilinx is a registered trademark and Virtex-4 is a trademark of Xilinx Inc. TMS320C64x is a trademark of Texas Instruments. Intel is a registered trademark and Xeon is a trademark of Intel Corporation. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

MEDIA ADVISORY
Spectrum Signal Processing to Host 2006 First Quarter Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — April 20, 2006 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its 2006 first quarter results after market close on Thursday, May 4, 2006. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the first quarter 2006.
To access the Spectrum Conference Call:
Date: Thursday, May 4, 2006
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from May 4, 2006 to May 11, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21186053#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until May 11, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Investor Relations
Phone: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com